Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White
tel 415.983.7480
blair.white@pillsburylaw.com
December 9, 2014

Re:	Performant Financial Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Quarter Ended September 30, 2014
Filed November 10, 2014
File No. 001-35628
Ladies and Gentlemen:
On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), set forth below are responses to comment set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated December 5, 2014.
Form 10-Q for the Quarter Ended September 30, 2014
(c) Net Payable to client, page 6

1.
Please tell us why the gross amount payable to client (before netting) significantly increased from $5.9 million at December 31, 2013 to $14.2 million at September 30, 2014 despite the winding down of your contract. In netting outstanding accounts receivables against payables for overturned audits, tell us how you met the conditions for the right of setoff. Refer to ASC 210-20-45.

Response: The gross amount of the payable to client increased by approximately $8 million during the nine months ended September 30, 2014, primarily due to audit fees that the Company received that were subsequently subject to successful appeal and therefore subject to repayment, but for which the Company has yet to receive a notice to refund the client. Audit fees payable to the Company under its audit and recovery contract are subject to several levels of appeal, and appeal decisions are frequently rendered after significant passage of time. In addition, there may be timing delays from the date of a successful appeal that triggers the repayment of audit fees that the

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December 9, 2014

Company has previously received under the audit and recovery contract to the date the Company receives a notice regarding the repayment of such audit fees. The audit fees associated with successful appeals are charged against the estimated liability for appeals, with the offsetting credit, representing the Company’s obligation to refund the client under the audit and recovery contract, being netted against accounts receivable.
The increase in the gross amount of payable to client during the nine months ended September 30, 2014 is associated with appeals of audit related services provided by the Company, including for periods prior to 2014. As a result of ongoing delays in the resolution of such appeals, audit fees paid to the Company under the audit and recovery contract for periods prior to and including the nine months ended September 30, 2014 continue to be adjudicated despite the winding down of the contract.
The audit and recovery contract with the client meets the four (4) criteria set forth in ASC 210-20-45, establishing the Company’s right of setoff.
45-1  A right of setoff exists when all of the following conditions are met:
a.    Each of two parties owes the other determinable amounts.
The amounts of fees due for audits performed as well as the amount of fees refundable to client for overturned audits are determinable.

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party.
The Company has the right under the audit and recovery contract to reduce the payable for overturned audits by amounts due for audits under the contract. For the majority of the life of the audit and recovery contract, amounts receivable for audits have been much larger than the associated payable for overturned audits.
c.    The reporting party intends to set off.
The parties intend to set off the accounts as evidenced by the operation of the invoices over the life of the contract.
d.    The right of setoff is enforceable at law.
The audit and recovery contract specifies that payables for overturned audits are to be netted via the invoicing process.

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December 9, 2014

Healthcare, page 13.

2.
We note that as of December 31, 2013, your “Estimated Liability for Appeals” was $15.3 million, which could increase by $4.5 million as a result of potentially successful appeals. At September 30, 2014, this liability increased to $17.2 million, and could further increase by $5.4 million. Please tell us why this liability continues to increase during the final phase of your contract and why such increase was not recognized prior to the final phase of your contract.

Response: As of December 31, 2013, the total appeals-related liability was $16.4 million, comprised of the “Estimated liability for appeals” of $15.3 million and the contra-accounts receivable “estimated allowance for appeals” of $1.1 million. As of September 30, 2014, the “Estimated liability for appeals” is $17.2 million, with the contra-accounts receivable “estimated allowance for appeals” balance reduced to zero given the low amount of outstanding accounts receivable under the RAC contract as of the end of the third quarter. The net increase in the appeals-related liability from December 31, 2013 to September 30, 2014 is therefore $0.8 million, with the increase primarily related to audit fees received under the RAC contract in 2014.
Additions to the “Estimated liability for appeals” during the nine months ended September 30, 2014 were $5.9 million on gross revenues under the RAC contract of $33.6 million, a level consistent with additions to the appeals-related liability for the twelve months ended December 31, 2013. These additions to “Estimated liability for appeals” were offset by charges from overturned audits of $5.1 million. The higher “Estimated liability for appeals” balance at September 30, 2014 is due mainly to outstanding appeals that have yet to be decided, with a portion of the appeals outstanding for an extended period of time. Accordingly, although the Company is in the final phase of the RAC contract, the increase in the “Estimated liability for appeals” as of September 30, 2014 relates to both audit fees paid under the RAC contract during the nine months ended September 30, 2014 and the backlog of unresolved appeals relating to audit services provided by the Company under the RAC contract.

3.
We note your disclosure that you outsourced certain aspects of your RAC contract to one subcontractor who was engaged to provide the entire audit and recovery services for claims within a portion of your region. Please tell us how you concluded that you are the principal in that arrangement.

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December 9, 2014

Response: To determine that the Company is the principal in the arrangement with the subcontractor, it evaluated ASC 605-45, paragraphs 605-45-3 to 605-45-18. The Company based its conclusion that the Company is the principal primarily on paragraph 605-45-4:

45-4  Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.
The Company is the prime contractor on the RAC contract and is responsible for providing the audit and recovery services to CMS in the covered region, including in the region subcontracted to a third party. CMS looks exclusively to the Company under the RAC contract. Should the Company’s subcontractor fail to perform, the Company will have liability to CMS under the RAC contract, albeit with the Company having a potential claim against the subcontractor. The agreement between the Company and the subcontractor specifically states that CMS has no contractual relationship with the subcontractor and that CMS will look to the Company exclusively to perform the prime contract. Both the RAC contract and the day-to-day operation of the RAC contract support the conclusion that the Company is the primary obligor.

4.
It appears that an injunction bars award of the three of the five new RAC contracts pending an appeal. Clarify your disclosure to state if you are an appellant, and additionally, whether you were (not) awarded one of the other two new RAC contracts not under appeal.

Response: By way of background, the Company is not party to the litigation that has resulted in an injunction against the awarding of three of five proposed RAC contracts. To date, CMS has not awarded either of the two RAC contracts that are not covered by the injunction. It is uncertain whether CMS will award the two RAC contracts not covered by the injunction in the near term.

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December 9, 2014

To further clarify these points, in future filings, the Company intends to revise the disclosure referenced by the Staff, subject to updates as may occur, as set forth below:
“We are currently involved in a competitive rebidding process for five new RAC contracts with CMS. The timing of new RAC contract awards remains uncertain. The bidding process has been delayed, at least in part, by pre-award protests and, following the denial of those protests, by ongoing litigation. The plaintiffs in the litigation are seeking the elimination of payment terms under the proposed new RAC contracts that would prohibit RACs from being compensated for improper claims until a second level of appeal has been exhausted. A decision in favor of CMS is currently on appeal and an injunction bars award of three of the five new RAC contracts pending the appeal. The Company is not a party to this litigation. It is uncertain when CMS will award the two new RAC contracts that are not subject to injunction.”
Results of Operations (Revenues)
Three Months Ended September 30, 2014… page 18
Nine Months Ended September 30, 2014 … page 19

5.
You attribute most of the decline in student lending revenues to new documentation requirements for income based repayment programs. However, you did not explain why your placement volume or dollar volume of defaulted student loans significantly decreased year-over-year per schedules presented on page 14. Please tell us and disclose the reasons for the underlying trends and whether you expect them to continue. Expand your disclosure to assess what these trends, coupled with your loss of the RAC contracts, portend for the remainder of 2014 and the upcoming year.

Response: Changes in the level of the Company’s student lending revenues recognized in a quarterly accounting period are not impacted in any significant way by changes in the placement volume of student loans the Company receives in that accounting period. As described in the Company’s reports filed with the Commission, it takes a period of at least nine months before a defaulted loan received by the Company may be deemed “rehabilitated,” which activity results in the recognition of the bulk of the Company’s student loan recovery revenues. Accordingly, and as described in the Company’s reports filed with the Commission, there is a delay in the timing from the placement of defaulted student loans to the date rehabilitation revenues are recognized by the Company.  Therefore, decreases in student lending revenues in the most recent fiscal period were not caused by decreases in the placement volume of defaulted student loans in that same period.

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December 9, 2014

Further, no particular comment was made in the Company’s Form 10-Q for the Quarter Ended September 30, 2014 on the decrease in third quarter student loan placements because student loan placements regularly vary on a quarterly basis as noted in the Company’s reports filed with the Commission (see “Factors Affecting our Operating Results – Allocation of Placement Volume” and “Risk Factors - Many of our contracts with our clients for the recovery of student loans and other receivables are not exclusive and do not commit our clients to provide specified volumes of business. In addition, the terms of these contracts may be changed unilaterally and on short notice by our clients. As a consequence, there is no assurance that we will be able to maintain our revenues and operating results”). The Company does not believe that the decrease in the placement of defaulted student loans in the three months ended September 30, 2014 represents a material trend, and the Company further notes that the volume of student loan placement volume over the nine months ended September 30, 2014 is substantially the same as in the comparable period in 2013.
The Company continues to believe that its existing disclosure regarding the reasons for the decrease in the third quarter student lending revenues is appropriate; namely that it was unable to recognize certain revenues that it would have expected to recognize in the period because of new documentation requirements for loan rehabilitation. As noted above, the decrease in student lending revenues during the three months ended September 30, 2014 is not significantly related to the volume of student loan placements during the period.
With respect to disclosure regarding known trends in the Company’s business, the Company believes that it has identified the known trends and uncertainties in its business reasonably likely to materially affect its future financial results. However, due to the nature of these known trends and uncertainties, the Company is unable to quantify the impact of certain known trends and uncertainties on the Company’s financial results in future accounting periods. For example, one of the most significant uncertainties facing the Company is the new RAC contract award process, with uncertainties surrounding whether the Company will be awarded a new RAC contract, when a new RAC contracts will take effect, the terms of any such new RAC contract, and the scope of work permitted under the existing RAC contract pending award of the new RAC contract. In this regard, the Company has disclosed that the continuing delay in the award of such new RAC contracts, or any reductions in the scope of audit services or audit fees payable under the new RAC contracts, will have a material adverse effect on the Company’s revenues for the remainder of 2014 and into 2015.

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December 9, 2014

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions or comments concerning any matter with respect to the response set forth above may be directed to the undersigned at (415) 983-7480 or via email to blair.white@pillsburylaw.com.
Very truly yours,

/s/ Blair W. White

Blair W. White

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